Competitive Companies, Inc.

3751 Merced Drive, Suite A

Riverside, CA 92503

April 5, 2007

United Stated Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Ladies and Gentlemen:

This is to confirm our intentions to restate our annual report for the year ended December 31, 2005 on Form 10-KSB.  Our financials statements for the years ended December 31, 2005 and 2004 pursuant to the comment previously received from the Commission.

Sincerely,

/s/ Henri Hornby

Henri Hornby

Chief Executive Officer